June 8, 2020

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VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Sickel, Susan Block

Re:	Lemonade, Inc. Draft Registration Statement on Form S-1 Submitted April 17, 2020 CIK No. 0001691421

Dear Messrs. Sickel and Block:

On behalf of our client, Lemonade, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a draft registration statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Commission on April 17, 2020 (the “Draft Registration Statement”).

The Company received a comment letter from the staff of the Commission (the “Staff”) to Daniel Schreiber, the Company’s Chief Executive Officer, dated May 14, 2020. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

For your convenience we are also providing five copies of the Registration Statement, marked to show changes against the Draft Registration Statement, in the traditional non-EDGAR format, as well as a copy of this letter.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

June 8, 2020 Page 2

Risk Factors

Our Amended Charter designates the Court of Chancery of the State of Delaware as the exclusive forum, page 64

1.	We note your disclosure here that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s amended and restated certificate of incorporation will clearly state that the exclusive forum provisions do not apply to claims under the federal securities laws.

Management's Discussion and Analysis of Financial Conditions and Results of Operations Stock-based Compensation, page 102

2.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:

The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the analysis requested once the Company has an estimated offering price or range.

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June 8, 2020 Page 2

Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:

(via e-mail)

Daniel Schreiber, Chief Executive Officer, Lemonade, Inc.

Tim Bixby, Chief Financial Officer, Lemonade, Inc.

Dennis Monaghan, Esq., General Counsel, Lemonade, Inc.

Rachel W. Sheridan, Esq., Latham & Watkins LLP

Colin Diamond, Esq., White & Case LLP

Era Anagnosti, Esq., White & Case LLP

2